Exhibit 99.1

KBS Fashion Group Limited Announces Senior Management and Directors Change

SHISHI, China, Jan. 25, 2018 /PRNewswire/ -- KBS Fashion Group Limited (KBSF) (“KBS” or the “Company”), a vertically-integrated casual menswear company in China, today announced that due to personal reasons, Mr. Xiaowen Zheng has tendered his resignations as Chief Executive Officer (“CEO”), President and director of the Company. As a result of Mr. Zheng’s resignation, the Board of Directors of the Company reduced the size of the Board to seven. Mr. Keyan Yan, the Chairman of KBS, was appointed by the Board as the Company’s CEO and President, effective immediately.  Mr. Zheng’s resignation was not a result of any disagreement or dispute with the Company or its management regarding any matters relating to operations, policies or practices of the Company.

Mr. Yan, Chairman and new CEO of KBS, commented, “I would like to sincerely thank Xiaowen for his expertise and dedication to the Company during his tenure and we wish him every success in his future endeavors.”

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 50 KBS branded stores (as of June 30, 2017) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

Tony Tian, CFA
Weitian Group LLC
T: +1 732-910-9692
E: tony.tian@weitian-ir.com